FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of May


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


May 27, 2003


   BG Group reaches agreement with the Tunisian Government on the Barca Power
                    Project and related upstream investments


BG Group plc announced today that a Memorandum of Undertaking has been signed with the Government of Tunisia in relation to the development of the US$250 million Barca Power Project in Sfax, Tunisia.

The proposed 500 megawatts combined-cycle gas turbine (CCGT) Barca power plant would be built adjacent to BG's Hannibal processing site, 21 kilometres south of Sfax. The plant would use up to 120 million standard cubic feet per day of unprocessed gas reserves from BG's offshore interests in the Miskar Concession and, potentially, the Hasdrubal gas/condensate discovery allowing BG to increase its annual gas sales.

Subject to agreeing commercial arrangements and obtaining all necessary authorisations from the Tunisian Government, construction of the power plant is scheduled to begin in the second quarter of 2004 with full commercial operation expected in late 2006.

Development of the Barca power plant would facilitate the acceleration of BG's existing Miskar field, where reserves have significantly increased following successful in-fill drilling and reappraisal in 2002. BG is working on a development plan for these reserves which would result in further investments in the Miskar field.

In addition, BG has confirmed its intention to install a Liquefied Petroleum Gas
(LPG) plant at the Hannibal site to supply the Tunisian market. LPG would be bottled and distributed by a local Tunisian company. BG also confirmed its intention to construct a 67 kilometres condensate pipeline from Hannibal to La Skhira to transport increased condensate from additional gas production from the Hasdrubal field. Engineering work is continuing to define these downstream projects, which are anticipated for commissioning in 2006.

BG has also reached agreement with the Tunisian Government on the renewal of its Ulysse permit, which may contain a southerly extension of the Miskar field as well as other gas prospects which require further definition. The renewal of the Ulysse permit includes an extension of 900 square kilometres in an area to the east of the Hasdrubal field. A programme of seismic and drilling work has been agreed.

Martin Houston, Executive Vice President, BG Group plc, said: "An important milestone has been reached with the Government of Tunisia as BG Group seeks to participate in the country's power generation sector. The Barca power project builds on our strategy in Tunisia to create integrated projects between our upstream interests and downstream operations. Our proposed investment in this project confirms our long-term confidence in Tunisia and its energy industry."

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors, which could cause actual results to differ from the forward-looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors

BG Group has been active in Tunisia for over ten years and supplies up to 60 per cent of the country's current daily gas demand.

One of the country's largest foreign investors, BG operates the Miskar gas field, 125 kilometres offshore in the Gulf of Gabes, and holds a 100 per cent interest in the Miskar production concession. Gas is processed at the Hannibal plant and supplied, under a long-term contract, to Societe Tunisienne de l'Electricite et du Gaz (STEG), Tunisia's state electricity and gas company.

With the Entreprise Tunisienne d'Activites Petrolieres (ETAP), BG is involved in two offshore permits - the Amilcar permit and the Ulysse permit, both of which BG operates. The partners have appraised the Hasdrubal gas/condensate field in the Amilcar permit and work is ongoing to define an optimum development plan.

An international invitation to tender for an Engineering, Procurement and Construction contract for Barca Power was issued last summer and negotiations are taking place with a number of contractors. The contract award is expected in early 2004. Up to 600 jobs, mainly for contractors, would be created during the construction phase of the project and up to 50 permanent employees would be required to operate the plant.


Enquiries

Nicole McMahon, Communications                            +44 (0) 118 929 3110
Chris Lloyd, Brian McCleery or Helen Parris

Investor Relations                                        +44 (0) 118 929 3025
Website:  www.BG-Group.com

PR10951


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 May 2003                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary